August 12, 2020

U.S. Securities and Exchange Commission			Via EDGAR
Division of Corporation Finance
Washington, D.C. 20549
Attn: Daniel F. Duchovny




Re:
CytRx Corporation
Preliminary Proxy Statement
Filed July 2, 2020, amended July 6, 2020, July
27, 2020, August 6, 2020, & August 10 by Jerald
A. Hammann
File No. 000-15327

Ladies and Gentlemen:

Set forth below are the responses of Jerald Hammann ("I", "me", "my", and "Hammann") to the comments regarding the above-referenced filing contained in the letter from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the
"Commission") dated August 12, 2020. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by my response.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 3



1.
We note your response to our prior comment 1 in our July 31, 2020 comment letter. We do not believe you have provided sufficient support for the suggestion that the decision by the company to postpone its annual meeting was related to your request that it do so. Thus, please revise your disclosure to include the facts described in your response or remove the suggestion.

Response: Done. I elected to revise the disclosure. I also corrected errors in the dates I previously represented. The correct dates are July 16, 2020, as the target date for filing an emergency motion and July 15, 2020, as the date of the Company's response informing me of the postponement.

Reasons for the Solicitation, page 5

2.
We reissue prior comment 6 in our July 31, 2020 comment letter because we do not believe you have provided sufficient support that the company's cost of capital has increased.


Response: I have removed this statement.


**********

I thank you for your consideration of my responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at
(612) 290-7282.

Sincerely,



/s/ Jerald Hammann

Jerald Hammann
CytRx Shareholder
(612) 290-7282

U.S. Securities and Exchange Commission
August 12, 2020
Page 1